KPMG LLP

PO Box 10426 777 Dunsmuir Street

Vancouver BC V7Y 1K3

Canada

Telephone (604) 691-3000

Fax (604) 691-3031

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Taseko Mines Limited

We consent to the use of:

  our report dated February 23, 2023 on the consolidated financial statements of Taseko Mines Limited (the "Entity") which comprise the consolidated balance sheets as at December 31, 2022 and December 31, 2021, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years then ended, and the related notes (collectively the "consolidated financial statements"), and our report dated February 23, 2023 on the effectiveness of the Entity's internal control over financial reporting as of December 31, 2022 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2022.

//s// KPMG LLP

Chartered Professional Accountants

March 31, 2023

Vancouver, Canada

© 2023  KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.